EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(Dollars in thousands)

	2003		2002

	(Unaudited)
Earnings:
Net Income	$237,895		$248,388
Add:
Provision for income taxes	125,260		138,549
Fixed charges	487,783		450,592
Less:
Capitalized interest	24,579		30,446

Earnings as adjusted (A)	$826,359		$807,083

Preferred dividend requirements	2,056		12,406
Ratio of income before provision for income taxes to net income	153%		156%

Preferred dividend factor on pretax basis	$3,146		$19,353
Fixed Charges:
Interest expense	456,100		407,078
Capitalized interest	24,579		30,446
Interest factor of rents	7,104		13,068

Fixed charges as adjusted (B)	487,783		450,592

Fixed charges and preferred stock dividends (C)	$490,929		$469,945

Ratio of earnings to fixed charges (A) divided by (B)	1.69	x	1.79	x

Ratio of earnings to fixed charges and preferred stock dividends (A) divided by (C)	1.68	x	1.72	x